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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                     SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.         )*


                                  CINEMA RIDE, INC.
--------------------------------------------------------------------------------
                                  (Name of Issuer)


                                     COMMON STOCK
--------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                      17241E102
               -------------------------------------------------------
                                    (CUSIP Number)

                       David L. Ficksman, Esq., Loeb & Loeb LLP
              1000 Wilshire Boulevard, Suite 1800, Los Angeles, CA 90017
                                    (213) 688-3698
--------------------------------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)



               -------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D
-----------------------------            ---------------------------------------
CUSIP No. 17241E102                         Page  2    of   4    Pages
-----------------------------            ---------------------------------------
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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Mitch Francis
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                      (b) / /
       N/A
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       PF and 00
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

       N/A
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      1,956,351 (includes 1,061,500 shares of Common Stock
                      issuable upon exercise of options in favor of Mr. Francis
                      and 37,500 shares of Common Stock owned by Mrs. Francis
                      and 25,000 shares of Common Stock issuable upon exercise
                      of options in favor of Mrs. Francis.  Mr. Francis
                      disclaims beneficial ownership of all shares of Common
                      Stock and derivatives owned by Mrs. Francis, wife of Mr.
                      Francis)
                ----------------------------------------------------------------
   NUMBER OF     8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY   ----------------------------------------------------------------
   OWNED BY      9    SOLE DISPOSITIVE POWER
     EACH
   REPORTING          1,956,351 (includes 1,061,500 shares of Common Stock
  PERSON WITH         issuable upon exercise of options in favor of Mr. Francis
                      and 37,500 shares of Common Stock owned by Mrs. Francis
                      and 25,000 shares of Common Stock issuable upon exercise
                      of options in favor of Mrs. Francis.  Mr. Francis
                      disclaims beneficial ownership of all shares of Common
                      Stock and derivatives owned by Mrs. Francis, wife of Mr.
                      Francis)
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                           ---
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,956,351 (includes 1,061,500 shares of Common Stock issuable upon exercise of options in favor of Mr. Francis and 37,500 shares of Common Stock owned by Mrs. Francis and 25,000 shares of Common Stock issuable upon exercise of options in favor of Mrs. Francis. Mr. Francis disclaims beneficial ownership of all shares of Common Stock and derivatives owned by Mrs. Francis, wife of Mr. Francis)
--------------------------------------------------------------------------------

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /
       N/A
--------------------------------------------------------------------------------

                                                                         2 of 4

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IF ROW (11)

       28.18
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                         3 of 4

ITEM 1.  SECURITY AND ISSUER
The class of equity securities to which this statement relates is the Common Stock of Cinema Ride, Inc. (the "Issuer"), 12001 Ventura Place, Suite 340, Studio City, California 91604.

ITEM 2.  IDENTITY AND BACKGROUND
The name of the individual filing this statement is Mitch Francis with business address of 12001 Ventura Place, Suite 340, Studio City, California 91604. Mr. Francis' principal occupation is that of President of the Issuer.

During the last five years, Mr. Francis has not been convicted in a criminal proceeding.

During the last five years, Mr. Francis has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is the subject to a judgment, decree or final order enjoining future federal or state securities laws or finding any violation with respect to such laws.

Mr. Francis is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS
Securities were acquired from Mr. Francis' own funds and a $35,000 loan in January 1998 from the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION
Investment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
5,854,572 shares of Common Stock are outstanding at time of filing. Reporting person owns 1,956,351 shares or 28.18%. Such number includes 1,061,500 shares of Common Stock issuable upon exercise of options in favor of Mr. Francis and 37,500 shares of Common Stock owned by Mrs. Francis and 25,000 shares of Common Stock issuable upon exercise of options in favor of Mrs. Francis. Mr. Francis disclaims beneficial ownership of all shares of Common Stock and derivatives owned by Mrs. Francis, wife of Mr. Francis

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Promissory Note of Mitch Francis dated January 29, 1998
Security Agreement dated January 29, 1998 between Mitch Francis and the Issuer

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
10.1  Promissory Note of Mitch Francis dated January 29, 1998
10.2 Security Agreement dated January 29, 1998 between Mitch Francis and the Issuer


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 21, 1998
--------------------
Date

Signature:


/s/ Mitch Francis
-------------------------------
Mitch Francis

                                                                         4 of 4

                                   PROMISSORY NOTE
                            SECURED BY SECURITY AGREEMENT


$35,000              STUDIO CITY, CALIFORNIA                JANUARY 29, 1998


     FOR VALUE RECEIVED, the undersigned, MITCH FRANCIS ("Maker"), promises to pay to CINEMA RIDE, INC., a Delaware Corporation ("Creditor") or order, the sum of $35,000 together with interest on unpaid principal from January 29, at the rate of EIGHT AND ONE-HALF PERCENT (8.5%) per annum until maturity, in accordance with the terms and provisions hereinafter set forth.

     1. PAYMENT. Payment of said principal and interest shall be paid on the earlier of (I) June 30, 2001, or (ii) six months after Mitch Francis
ceases to be an employee of Creditor.   All payments shall be made in lawful
money of the United States at the office of the holder of this Note at the address specified in Paragraph 10 hereof or such other place as the holder of this Note may from time to time designate in writing.

     2. ACCELERATION. Should default be made in the payment of any installment when due hereunder or in the performance of or observance of any of the covenants or agreements of this Note or any instrument now or hereafter evidencing or securing the indebtedness evidenced hereby, and the same not be cured within 10 days after the holder of this Note gives written notice of such default to the Maker, the whole sum of principal remaining unpaid shall become immediately due and payable.

     3.   SECURITY AGREEMENT.   This Note is secured by a security interest
in the Personal Property described in Exhibit A and is further subject to and governed by the provisions contained in that certain agreement captioned and herein called Security Agreement dated as of the date hereof between Maker, as debtor, and Creditor as secured party. All of the terms and provisions of the Security Agreement are incorporated herein by this reference and any default thereunder shall also constitute a default under this Note if not cured or corrected within the time specified therein.

     4. PREPAYMENT. The undersigned may prepay the unpaid balance of principal under this Note in whole or in part at any time or times, without payment of a prepayment penalty.

     5. INTEREST ON DELINQUENT PAYMENTS. Any amounts not paid when due hereunder shall bear interest at the rate of ten percent (10%) per annum or the maximum rate allowed by law, whichever is less.

     6. COLLECTION COSTS. In the event it shall become necessary to employ counsel to collect this obligation, the undersigned agrees to pay to the holder of this Note reasonable attorneys' fees for the legal services involved.


                             Exhibit 10.1

     7. WAIVER. The undersigned waives presentment, protest and demand, notice of protest, demand and dishonor and nonpayment of this Note and consents that the holder of this Note may extend the time of payment or otherwise modify the terms of payment of any part or the whole of the debt extended by this Note, at the request of the undersigned, and such consent shall not alter or diminish the liability of any person, including any guarantor hereof.

     8. SEVERABILITY. The unenforceability or invalidity of any provision or provisions of this Note as to any persons or circumstances shall not render that provision or those provisions unenforceable or invalid as to any other persons or circumstances, and all provisions hereof, in all other respects, shall remain valid and enforceable.

     9. NOTICE. Any notice, demand or document given or delivered hereunder shall, in the case of a notice, be in writing and may be personally delivered or given or made by United States registered or certified mail, return receipt requested, addressed as follows: to MITCH FRANCIS, CINEMA RIDE, INC., 12001 VENTURA PLACE, SUITE 340, STUDIO CITY, CA 91604 to CINEMA RIDE, INC., 12001
VENTURA PLACE, SUITE 340, STUDIO CITY, CA  91604.   Any notice, demand or
document so given, delivered or made by United States mail shall be deemed to have been given or delivered or made on the second business day after the same is deposited in the United States mail as registered or certified matter, addressed as above provided with postage thereon fully prepaid. Any notice, demand or document not given, delivered or made by registered or certified mail as aforesaid shall be deemed to be given, delivered or made only upon receipt of the same by the one to whom the same is to be given, delivered or made.

     10. SUCCESSORS AND ASSIGNS. The term "undersigned", as used herein, means Maker and its successors and assigns as obligor under this Note, and the term "holder of this Note" as used herein, means Cinema Ride, Inc. and its successors and assigns as holder of this Note.




                                   By   /s/ Mitch Francis
                                        ----------------------------------
                                        Mitch Francis

                               SECURITY AGREEMENT


     THIS AGREEMENT is made and entered into as of JANUARY 29, 1998, by and between MITCH FRANCIS ("Creditor") and CINEMA RIDE, INC. ("Debtor").

                                  RECITALS

     A. Creditor and Debtor have entered into that certain agreement captioned "Promissory Note Secured by Security Agreement" and dated January 29, 1998, ("the Promissory Note") which provides, among other things, for the loan of $35,000 by Creditor to Debtor.

     B. Creditor desires to acquire a security interest in the personal property listed on Exhibit A to secure Debtor's payment obligations under the Promissory Note.

     C. A list of the personal property being transferred to Debtor is set forth in attached Exhibit A.

     NOW, THEREFORE, in consideration of the premises and the respective undertakings of the parties hereto, it is hereby agreed as follows:

     1. GRANT OF SECURITY INTEREST: COLLATERAL; OBLIGATIONS SECURED. In consideration of financial accommodations given, to be given or continued, Debtor hereby grants to Creditor a security interest in the following personal property (the "Collateral"): all of Debtor's right, title and interest, claims and demands, in and to the property listed in said Exhibit
A. Creditor's security interest hereunder shall attach upon execution hereof and shall extend, without limitation, to the proceeds of any of the above-described property, provided, however, that this grant of a security interest in proceeds shall in no event be construed to imply a right of Debtor to sell or dispose of any of the Collateral without the express written consent of Creditor. This Security Agreement is given as collateral security for payment in full of all sums owing under the Promissory Note and as security for all expenses and charges, legal or otherwise, including attorneys' fees paid or incurred by Creditor, and expenses and charges incurred in realizing upon or protecting this Security Agreement or the indebtedness secured hereby.

     2. DEBTOR'S COVENANTS. Debtor shall: (a) execute such financing statements and other documents and do such other acts and things, all as Creditor may from time to time require, to establish and maintain a valid security interest in the Collateral, including payment of all costs and fees in connection with any of the foregoing when deemed necessary by Creditor;
(b) pay promptly when due all indebtedness to Creditor; (c) not sell, assign or create or permit to exist any lien on or security interest in the Collateral in favor of anyone other than Creditor unless Creditor consents thereto in writing; (d) pay all charges against the Collateral prior to delinquency including but not limited to taxes, assessments, encumbrances, insurance and diverse claims, and upon Debtor's failure to do so, Creditor may pay any such charge as it deems necessary and add the amount paid to the indebtedness of Debtor hereunder; (e) reimburse Creditor for any expenses, including without limitation, reasonable attorneys' fees and legal expenses, incurred by Creditor in seeking to protect, collect or enforce any rights in the Collateral; (f) when required, provide insurance in form and amounts and with companies acceptable to Creditor and

                                  Exhibit 10.2
when required assign the policies or the rights thereunder to Creditor; (g) maintain the Collateral in good condition and not use the Collateral for any unlawful purpose; (h) at its own expense, upon request of Creditor, notify any parties obligated to Debtor on any of the Collateral to make payment to Creditor; and (I) Debtor does hereby authorize Creditor to perform any and all acts which Creditor in good faith deems necessary for the protection and preservation of the Collateral or its value or Creditor's security interest therein, including transferring any of the Collateral into its own name and receiving the income thereon as additional security hereunder.

     3. DEFAULT. As used herein, the term "default" shall mean the occurrence of any of the following events: (a) non-payment of any indebtedness to Creditor when due or non-performance of any obligation when due, whether required hereunder or otherwise; (b) deterioration or impairment of the value of the Collateral; (c) breach of any warranty to or agreement with Creditor whether or not contained herein; (d) belief by Creditor in good faith that there exists, or the actual existence of, any deterioration or impairment in the ability of Debtor to meet its obligations to Creditor.

     4. REMEDIES. Whenever Debtor is given written notice of a default (whether such notice is given under the Promissory Note or hereunder), and said default remains uncured for 30 days thereafter, Creditor, at its option may: (a) without notice accelerate the maturity of any part or all of the secured obligations; (b) sell, lease or otherwise dispose of any of the Collateral at public or private sales; Creditor will give Debtor at least five (5) days' prior written notice of the time and place of any public sale or of the time after which any private sale or any other intended disposition may be made; (c) transfer any of the Collateral into its own name or that of its nominee; (d) retain any of the Collateral in satisfaction of obligations secured hereby, with notice of such retention sent to Debtor as required by law; (e) require Debtor to deliver any of the Collateral to Creditor at a reasonably convenient place designated by Creditor; (f) apply all sums received or collected from or on account of any of the collateral, including the proceeds of any sales thereof, to the payment of the costs and expenses incurred in preserving and enforcing the rights of Creditor, including, without limitation, reasonable attorneys' fees, and indebtedness secured hereby in such order and manner as Creditor in its sole discretion determines; Creditor shall account to Debtor for any surplus remaining thereafter, and shall pay such surplus to the party entitled thereto, including any second secured party who has made a proper demand upon Creditor and has furnished proof to Creditor as required in the manner provided by law; in like manner, Debtor shall pay to Creditor without demand any deficiency after all of the Collateral has been disposed of and proceeds applied as aforesaid. Creditor shall have all the rights and remedies of a secured party under the Commercial Code of Nevada in any jurisdiction where enforcement is sought, whether in Nevada or elsewhere. All rights, powers and remedies of Creditor hereunder shall be cumulative and not alternative. No delay on the part of Creditor in the exercise of any right or remedy shall constitute a waiver thereof and no exercise by Creditor of any right or remedy shall preclude the exercise of any other right or remedy or further exercise of the same remedy.

     5. WAIVER. Debtor hereby waives: (a) all right to require Creditor to proceed against any other person or to apply any Collateral Creditor may hold at any time or to pursue any other remedy (and, in this connection, Collateral, endorsers or guarantors may be released, substituted or added without affecting the liability of Debtor hereunder); (b) the defense of the Statute of

Limitations in any action upon any obligation of Debtor secured hereby; and
(c) any right of subrogation and any right to participate in the Collateral until all obligations hereby secured have been paid in full.

     6. REPRESENTATIONS AND WARRANTIES. Debtor hereby represents and warrants that it is or will be the lawful owner of all Collateral free of all claims, liens or encumbrances whatsoever, other than the security interest granted pursuant hereto.

     7. SUCCESSORS AND ASSIGNS. This Agreement shall be binding on and shall inure to the benefit of the heirs, executors, administrators, successors and assigns of the parties hereto. Upon transfer by Creditor of any part of the obligation secured hereby, Creditor shall be fully discharged from all liability with respect to the Collateral transferred therewith.

     8. SEVERABILITY. Whenever possible, each provision of this Agreement shall be interpreted in such manner to be effective and valid under applicable law, but, if any provisions of this Agreement shall be prohibited or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of this Agreement.

     9. NOTICE. Any notice, demand or document given or delivered hereunder shall, in the case of a notice, be in writing and may be personally delivered or given or made by United States registered or certified mail, return receipt requested, addressed as follows:

           To Creditor:       Mitch Francis
                              Cinema Ride, Inc.
                              12001 Ventura Place
                              Suite 340
                              Studio, City, CA  91604



           To Debtor:         Cinema Ride, Inc.
                              12001 Ventura Place
                              Suite 340
                              Studio, City, CA  91604


subject to the right of Creditor or Debtor to designate a different address for itself by notice similarly given. Any notice, demand or document so given, delivered or made by United States mail shall be deemed to have been given or delivered or made on the second business day after the same is deposited in the United States mail as registered or certified matter, addressed as above, with postage thereon fully prepaid. Any notice, demand or document not given, delivered or made by registered or certified mail as aforesaid shall be deemed to be given, delivered or made only upon receipt of the same by the one to whom the same is to be given, delivered or made.

     10. CAPTIONS. The descriptive headings of the paragraphs of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

     11. CONTROLLING LAW. This Agreement shall be governed by the laws of the State of California.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                 By
                      -----------------------------------
                       Mitch Francis
                       ("Debtor")



                 By
                      -----------------------------------
                              T. Roger Bassil
                       Chief Financial Officer
                       Cinema Ride, Inc.
                              ("Creditor")

                                    EXHIBIT A


Cinema Ride, Inc. Common Stock as listed below, which shall remain in the possession of Cinema Ride, Inc. until the Promissory Note and all interest thereon is paid in full: